UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response: 14.5
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Broadwind Energy, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

11161T108

(CUSIP Number)

Jeffrey L. Gendell

55 Railroad Avenue, 1st Floor

Greenwich, Connecticut 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 19,431,022

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 19,431,022

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,431,022

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 23,184,163

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 23,184,163

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,184,163

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 5,556,666

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 5,556,666

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,556,666

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.8%

14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas GP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 5,556,666

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 5,556,666

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,556,666

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 13,159,665

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 13,159,665

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,159,665

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 13,159,665

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 13,159,665

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,159,665

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.6%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Overseas Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 5,103,141

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 5,103,141

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,103,141

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine 25 Overseas Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 3,753,141

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 3,753,141

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,753,141

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 47,003,635

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 47,003,635

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 47,003,635

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 48.7%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 12 to Schedule 13D is being filed by the Reporting Persons to further amend the Schedule 13D originally filed on March 5, 2007 and amended on August 29, 2007, October 26, 2007, November 13, 2007, November 30, 2007, January 25, 2008, April 29, 2008, June 6, 2008, July 25, 2008, September 22, 2008, November 4, 2008 and November 10, 2008 (the “Schedule 13D”), relating to the common stock, $0.001 par value per share (the “Common Stock”), of Broadwind Energy, Inc. (formerly known as Tower Tech Holdings Inc.) (the “Company”).  The Company’s principal executive offices are located at 47 East Chicago Avenue, Suite 332, Naperville, IL 60540.

Item 2.	Identity and Background

(a)  This statement is filed by:

(i) Tontine Capital Partners, L.P., a Delaware limited partnership (“TCP”), with respect to the shares of Common Stock directly owned by it;

(ii) Tontine Capital Management, L.L.C., a Delaware limited liability company (“TCM”), with respect to the shares of Common Stock directly owned by each of TCP and T25;

(iii) Tontine Capital Overseas Master Fund, L.P. a Cayman Islands limited partnership (“TMF”) with respect to shares of Common Stock directly owned by it;

(iv)  Tontine Capital Overseas GP, L.L.C., a Delaware limited liability company (“TCO”), with respect to shares of Common Stock owned by TMF;

(v) Tontine Partners, L.P., a Delaware limited partnership (“TP”), with respect to the shares of Common Stock directly owned by it;

(vi) Tontine Management, L.L.C., a Delaware limited liability company (“TM”), with respect to the shares of Common Stock directly owned by TP;

(vii) Tontine Overseas Associates, L.L.C., a Delaware limited liability company (“TOA”), with respect to the shares of Common Stock directly owned by Tontine Overseas Fund, Ltd., a Cayman Islands exempted company (“TOF”);

(viii) Tontine 25 Overseas Master Fund, L.P., a Cayman Islands limited partnership (“T25”), with respect to the shares of Common Stock directly owned by it; and

(ix) Jeffrey L. Gendell (“Mr. Gendell”) with respect to the shares of Common Stock directly owned by each of TCP, TMF, TP, TOF and T25.

TCP, TCM, TMF, TCO, TP, TM, TOA, T25 and Mr. Gendell are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)  The address of the principal business and principal office of each of TCP, TCM, TMF, TCO, TP, TM, TOA and T25 is 55 Railroad Avenue, 1st Floor, Greenwich, Connecticut 06830.  The business address of Mr. Gendell is 55 Railroad Avenue, 1st Floor, Greenwich, Connecticut 06830.

(c)  The principal business of each of TMF, TCP, TP and T25 is serving as a private investment limited partnership.  The principal business of TCM is serving as the general partner of both TCP and T25.  The principal business of TCO is serving as the general partner of TMF.  The principal business of TM is serving as the general partner of TP.  The principal business of TOA is serving as the investment advisor of TOF.  Mr. Gendell serves as the managing member of TCM, TCO, TM and TOA.

(d)  None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)  Each of TCP and TP is a limited partnership organized under the laws of the State of Delaware.  Each of TCO, TCM, TM and TOA is a limited liability company organized under the laws of the State of Delaware.  Each of TMF and T25 is a limited partnership organized under the laws of the Cayman Islands. Mr. Gendell is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

All of the shares of Common Stock owned by the Reporting Persons were purchased with working capital and on margin.  The Reporting Persons’ margin transactions are with UBS Securities LLC, on such firm’s usual terms and conditions.  All or part of the shares of Common Stock directly owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect.  Such indebtedness may be refinanced with other banks or broker dealers.

Item 4.	Purpose of Transaction

The Reporting Persons acquired their shares of Common Stock for investment purposes and in the ordinary course of business.

On January 9, 2009, TCP, TMF, TP, TOF and T25 entered into a letter agreement (the “RRA Letter Agreement”), which (i) waived the requirement under the Registration Rights Agreement (as defined below) that the Company must file a shelf registration statement by December 31, 2008 to register the resale of the shares of Common Stock owned by the Reporting Persons and (ii) extended the date by which the Company is required to file the shelf registration statement to March 31, 2009.  The RRA Letter Agreement is discussed more fully in Item 6.

Under the terms of a Securities Purchase Agreement between TCP, TP, TOF, T25 and the Company dated April 22, 2008 (the “April 2008 SPA”), the parties affirmed certain rights initially granted to the Reporting Persons under a Securities Purchase Agreement between the Company, TCP, TMF, TP, TOF and T25, dated August 22, 2007 (the “August 2007 SPA”) and a Securities Purchase Agreement between the Company, TCP and TMF dated March 1, 2007 (the “March 2007 SPA”), such that so long as the Reporting Persons hold up to 10% of the outstanding Common Stock, they will have the right to appoint up to two nominees to the Company’s Board of Directors and the right to appoint a representative to observe meetings of the respective Board and committee meetings of the Company and its subsidiaries, and for so long as the Reporting Persons hold up to 20% of the outstanding Common Stock, they will have the right to appoint up to three nominees to the Company’s Board of Directors and a representative to observe Board and committee meetings.  On October 24, 2007, the Company appointed three individuals, including an affiliate of the Reporting Persons, as the Reporting Person’s nominees to its Board of Directors.

As disclosed in Amendment No. 11 to this Schedule 13D, the Reporting Persons have begun to explore alternatives for the disposition of their equity interests in the Company, which alternatives may include, without limitation: (a) dispositions of Common Stock through open market sales, underwritten offerings and/or privately negotiated sales by the Reporting Persons, (b) a sale of the Company, or (c) distributions by the Reporting Persons of their equity interests in the Company to their respective investors.  The Reporting Persons expect to engage in discussions with the Company’s management and Board of Directors in the evaluation of such alternatives. As part of such process, the Reporting Persons (i) may engage in conversations with the Company and investment bankers or other financial advisors with respect to an underwritten offering of their equity interests, a sale of the Company or other strategic transaction involving the Company, (ii) may encourage third parties to consider an acquisition of their equity interests, an acquisition of the Company or other strategic transaction involving the Company, or (iii) may independently engage an investment banker or other financial advisor to assist the Reporting Persons with respect to the analysis and execution of various alternatives in connection with their holdings.   The disposition of the Reporting Persons’ holdings will be effected over time and in an orderly fashion.  The timing, manner and aggregate amount of any such dispositions will be dependent on many factors, including, without limitation, market conditions, available prices, and the Reporting Persons' ability to conduct sales in compliance with federal and state securities laws.

As discussed herein, the Reporting Persons’ rights to nominate directors and to appoint representatives to observe Board meetings are dependent on the Reporting Persons’ ownership of a certain aggregate percentage of Common Stock.  Accordingly, the disposition of the Reporting Persons’ holdings in the Company may result in changes to the size and/or composition of the Company's Board of Directors.

Although the forgoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.  Accordingly, the Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in their best interests.

Except as set forth in the Schedule 13D, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act, or (j) any action similar to any of those enumerated in items (a) through (i) above.

Item 5.	Interest in Securities of the Issuer

The following disclosure of share ownership by the Reporting Persons is as of the date of this Amendment No. 12 to Schedule 13D.

A. Tontine Capital Partners, L.P.

(a)  Aggregate number of shares beneficially owned:  19,431,022.   Percentage: 20.1%.  The percentages used herein and in the rest of Item 5 are calculated based upon 96,470,415 shares of Common Stock of the Company issued and outstanding as of October 31, 2008, as disclosed in the Company’s Form 10-Q/A filed with the SEC on November 19, 2008.

(b)  1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  19,431,022

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  19,431,022

(c)  TCP has not engaged in any transactions in Common Stock in the last 60 days.

(d)  TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

(e)  Not applicable.

B.  Tontine Capital Management, L.L.C.

(a)  Aggregate number of shares beneficially owned:  23,184,163.   Percentage:  24.0%.

(b)  1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  23,184,163

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  23,184,163

(c)  TCM has not engaged in any transactions in Common in the last 60 days.

(d)  Not applicable.

(e)  Not applicable.

C. Tontine Capital Overseas Master Fund, L.P.

(a)  Aggregate number of shares beneficially owned: 5,556,666.  Percentage: 5.8%.

(b)  1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  5,556,666

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  5,556,666

(c)  TMF has not engaged in any transactions in Common Stock in the last 60 days.

(d)  TCO, the general partner of TMF, has the power to direct the affairs of TMF, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCO and in that capacity directs its operations.

(e)  Not applicable.

D. Tontine Capital Overseas GP, L.L.C.

(a)  Aggregate number of shares beneficially owned: 5,556,666.  Percentage: 5.8%.

(b)  1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  5,556,666

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  5,556,666

(c)  TCO has not engaged in any transactions in Common Stock in the last 60 days.

(d)  Not applicable.

(e)  Not applicable.

E. Tontine Partners, L.P.

(a)  Aggregate number of shares beneficially owned: 13,159,665.  Percentage: 13.6%.

(b)  1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  13,159,665

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  13,159,665

(c)  TP has not engaged in any transactions in Common Stock in the last 60 days.

(d)  TM, the general partner of TP, has the power to direct the affairs of TP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.

(e)  Not applicable.

F. Tontine Management, L.L.C.

(a)  Aggregate number of shares beneficially owned: 13,159,665.  Percentage: 13.6%.

(b)  1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  13,159,665

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  13,159,665

(c)  TM has not engaged in any transactions in Common Stock in the last 60 days.

(d)  Not applicable.

(e)  Not applicable.

G.  Tontine Overseas Associates, L.L.C.

(a)  Aggregate number of shares beneficially owned: 5,103,141.  Percentage: 5.3%.

(b)  1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  5,103,141

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  5,103,141

(c)  TOA has not engaged in any transactions in Common Stock in the last 60 days.

(d)  Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of the sale of the shares of the Company.  Mr. Gendell is the Managing Member of TOA and in that capacity directs its operations.

(e)  Not applicable.

H. Tontine 25 Overseas Master Fund, L.P.

(a)  Aggregate number of shares beneficially owned: 3,753,141.   Percentage: 3.9%.

(b)  1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  3,753,141

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  3,753,141

(c)  T25 has not engaged in any transactions in Common Stock in the last 60 days.

(d)  TCM, the general partner of T25, has the power to direct the affairs of T25, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

(e)  Not applicable.

I.  Jeffrey L. Gendell

(a)  Aggregate number of shares beneficially owned: 47,003,635.  Percentage: 48.7%.

(b)  1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  47,003,635

3. Sole power to dispose or direct the disposition:  -0-

4. Shared power to dispose or direct the disposition:  47,003,635

(c)  Mr. Gendell has not engaged in any transactions in Common Stock in the last 60 days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On March 1, 2007, the Company, TCP and TMF entered into a Registration Rights Agreement, which was subsequently amended by (i) an Amendment to Registration Rights Agreement dated October 19, 2007 by and among the Company, TCP, TMF, TP, TOF and T25, (ii) an Amendment No. 2 to Registration Rights Agreement dated July 18, 2008 by and among the Company, TCP, TMF, TP, TOF and T25, (iii) an Amendment No. 3 to Registration Rights Agreement dated September 12, 2008 by and among the Company, TCP, TMF, TP, TOF and T25, and (iv) an Amendment No. 4 to Registration Rights Agreement dated October 31, 2008 by and among the Company, TCP, TMF, TP, TOF and T25 (as amended, the “Registration Rights Agreement”).  The RRA Letter Agreement was entered into on January 9, 2009, for the purpose of (i) waiving the requirement under the Registration Rights Agreement that the Company must file a shelf registration statement by December 31, 2008 to register the resale of the shares of Common Stock owned by the Reporting Persons and (ii) extending the date by which the Company is required to file the shelf registration statement to March 31,

2009.  The demand and “piggyback” registration rights granted to the Reporting Persons (and their qualifying transferees) under the Registration Rights Agreement are unaffected by the RRA Letter Agreement.

Under the April 2008 SPA, the parties affirmed certain rights initially granted to the Reporting Persons under the March 2007 SPA and the August 2007 SPA, such that so long as the Reporting Persons hold a certain percentage of Common Stock, they will have the right to appoint up to three nominees to the Company’s Board of Directors, and the right to appoint a representative to observe meetings of the respective Board and committee meetings of the Company and its subsidiaries.

TCP and TMF have entered into an agreement with J. Cameron Drecoll, Patrick Rosmonowski, Dennis Palmer and Noel Davis (collectively, the “Former BF Shareholders”), the former shareholders of Brad Foote Gear Works, Inc., a corporation that was acquired by the Company on October 19, 2007, whereby (i) TCP and TMF agreed that, so long as the Former BF Shareholders collectively own at least 15% of the Common Stock of the Company, TCP and TMF and their affiliates would vote their shares of the Common Stock of the Company in favor of the election of J. Cameron Drecoll as a director of the Company, and (ii) the Former BF Shareholders agreed that, so long as the Reporting Persons have the right to appoint at least one director to the Board of Directors of the Company (in connection with their rights under the August 2007 SPA or the March 2007 SPA), the Former BF Shareholders would vote their shares of Common Stock of the Company in favor of the election of those individuals appointed by the Reporting Persons.

At the time the parties entered into the March 2007 SPA, TCP, TMF and each of Christopher Allie, Raymond L. Brickner, III, Terence P. Fox and Daniel P. Wergin (each a “Seller” and collectively, the “Sellers”) entered into a separate Securities Purchase Agreement dated March 1, 2007 (the “Founders SPA”).  Pursuant to the terms of the March 2007 SPA and the Founders SPA, TCP, TMF and the Sellers entered into an Irrevocable Proxy (the “Irrevocable Proxies”) granting TCP and TMF a right to vote each of their shares of Common Stock (i) to ensure that any future acquisitions by the Reporting Persons of up to 35% of the fully-diluted outstanding Common Stock will not be subject to anti-takeover provisions included in any of the Company’s organizational documents or the laws and regulations of any governmental authority; and (ii) for the election of directors for the purpose of enforcing the right of the Reporting Persons to appoint its designees to the Company’s Board of Directors.   Pursuant to the Irrevocable Proxies, each Seller also agreed in his capacity as a director of the Company to vote for the Board designees of the Reporting Persons and to enforce the rights of the TMF and TCP in connection with any future acquisitions by them of Common Stock.

On March 1, 2007, TCP, Integritas, Inc., the Sellers, Samuel W. Fairchild and certain trusts affiliated with the Sellers (the “Stockholders”), entered into a letter agreement (the “Right of First Offer/Refusal”), whereby the Stockholders granted TCP and its affiliates a right of first offer and a right of first refusal for the shares of Common Stock owned or acquired by the Stockholders or certain of their affiliates following the consummation of the transactions contemplated by the March 2007 SPA and the Founders SPA.  Under the Right of First Offer/Refusal, any Stockholder who desires to transfer Common Stock to an unaffiliated third party must provide TCP a right of first offer.  If TCP makes an offer, the Stockholder may either accept TCP’s offer, attempt to sell the Common Stock to another party (at no less than 105% of TCP’s offer price within 30 days of TCP’s offer), or determine not to transfer the Common Stock.  If TCP does not make an offer, such stockholder may solicit offers to sell all or a portion of its offered shares to any party for a two month period.  In addition, and subject to certain conditions, if a Stockholder who desires to transfer Common Stock receives an unsolicited offer from a third party who is not an affiliate of such Stockholder, TCP shall have a right of first refusal to purchase such Common Stock upon the same terms presented by the third party.  Under the Right of First Offer/Refusal, the Company agreed to instruct its transfer agent to impose restrictions on the shares subject to the Right of First Offer/Refusal.

Except as described in the Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits
1. RRA Letter Agreement by TCP, TMF, TP, TOF and T25, dated January 9, 2009.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 15, 2009
Date
/s/ Jeffrey L. Gendell
Signature

Jeffrey L. Gendell, individually, as managing member of Tontine Capital Management, L.L.C., general partner of Tontine Capital Partners, L.P. and Tontine 25 Overseas Master Fund, L.P., as managing member of Tontine Capital Overseas GP, L.L.C., general partner of Tontine Capital Overseas Master Fund, L.P., as managing member of Tontine Management, L.L.C., general partner of Tontine Partners, L.P., and as managing member of Tontine Overseas Associates, L.L.C., investment advisor of Tontine Overseas Fund, Ltd.

Name/Title